Exhibit 21

LIST OF SUBSIDIARIES

The following is a listing of significant subsidiaries 100% owned by Seneca Foods Corporation, directly or indirectly:

Name	State

Cannacan Inc.	Delaware
Dundee Insurance Company, Inc.	Utah
Gray & Company	Oregon
Gray Glace Products Company	Oregon
Green Valley Foods LLC	Delaware
Marion Foods, Inc. Portland Food Products Company	New York Oregon
Seneca Foods, LLC	Delaware
Seneca Snack Company	Washington